September 1, 2016

VIA EDGAR

Ms. Pamela Long

Assistant Director, Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:                          Neff Corporation
Registration Statement on Form S-3

Filed on August 15, 2016

File No. 333-213140

Dear Ms. Long:

On behalf of Neff Corporation (the “Company” or “Neff”), we hereby respond to the comment letter issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 22, 2016, regarding the above referenced registration statement on Form S-3 filed on August 15, 2016 (the “Form S-3”).  Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

General

1.                                      We note that, on behalf of your LLC Option Holders, you are registering the resale of 1,263,987 Class A common stock shares that may be exchanged for common units; however, as these common units are not yet outstanding and will not be outstanding until the LLC Option Holders exercise the options overlying these common units, it does not appear appropriate at this time to register the resale of these Class A common stock shares.  Please revise your registration statement to remove the registration of these Class A common stock shares or advise us why you are able to register these shares at this time.  For additional guidance, please see Securities Act C&DI 139.11.

Response:

In response to this comment, the Form S-3 has been revised to remove the registration of the resale of 1,264,987 shares of Class A common stock issuable to the LLC Option Holders upon exercise of their options for 1,264,987 units of Neff Holdings LLC, their redemption of the 1,264,987 units of Neff Holdings LLC and the Company’s election to satisfy its redemption obligation in Class A common stock.

We believe the response provided above fully addresses the Staff’s comment. If you have any questions, please call the undersigned at 305-982-5519.

In connection with responding to the Staff’s comment, Neff has acknowledged in Exhibit A to this letter the following:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AKERMAN LLP

/s/ Esther L. Moreno
Esther L. Moreno
For the Firm

cc:                                Securities and Exchange Commission

David Korvin, Staff Attorney

Neff Corporation

Mark Irion, Chief Financial Officer

Brian Coolidge, Manager — Financial Reporting

Akerman LLP

Larry W. Ross II, Esq.

EXHIBIT A

NEFF CORPORATION

3750 N.W. 87th Avenue, Suite 400

Miami, FL 33178

September 1, 2016

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated August 22, 2016, Neff Corporation (“Neff”) acknowledges the following:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEFF CORPORATION

By:	/s/ Mark Irion
Mark Irion Chief Financial Officer